Ambac Financial Group, Inc. One State Street Plaza New York, NY 10004

May 7, 2010

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Rosenberg:

We are in receipt of the Securities and Exchange Commission’s (“SEC”) comment letter dated April 29, 2010 regarding Ambac Financial Group’s Form 10-K for the fiscal year ended December 31, 2008 and Form 10-Q for the fiscal quarter ended June 30, 2009, File No. 001-10777. That letter asked us to respond to the comments within 10 business days (May 13, 2010) or inform the SEC of when we will provide a response. As we are in the midst of fulfilling our March 31, 2010 regulatory and statutory reporting requirements, we will be able to respond to the SEC’s comment letter no later than May 27, 2010. We also verbally informed the SEC Staff via telephone on May 4, 2010 of our intention to submit this letter.

We hope this timeframe is acceptable to the SEC Staff and would be available to discuss further at your convenience. Please feel free to contact me at (212) 208-3393 or Rich Alger at (212) 208-3196 with any questions or comments.

Sincerely,

/s/ Robert Eisman
Robert Eisman
Senior Managing Director and
Chief Accounting Officer